January 23, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	BrightSpring Health Services, Inc.

Registration Statement on Form S-1

File No. 333-276348

Acceleration Request

Requested Date: January 25, 2024

Requested Time: 4:00 p.m., Washington D.C. time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Goldman Sachs & Co. LLC, as representative of the several underwriters, hereby joins BrightSpring Health Services, Inc. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-276348) (the “Registration Statement”) to become effective on January 25, 2024, at 4:00 p.m., Washington D.C. time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

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Very truly yours,

GOLDMAN SACHS & CO. LLC

By:	/s/ Lyla Bibi
Name:	Lyla Bibi
Title:	Managing Director

cc:	Jon Rousseau, BrightSpring Health Services, Inc.

Jim Mattingly, BrightSpring Health Services, Inc.

Steve Reed, BrightSpring Health Services, Inc.

Joseph H. Kaufman, Simpson Thacher & Bartlett LLP

Sunny Cheong, Simpson Thacher & Bartlett LLP

Marc D. Jaffe, Latham & Watkins LLP

Ian D. Schuman, Latham & Watkins LLP

[Signature Page to Acceleration Request]